FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES INCREASE

TO EXCHANGEABLE SHARE RATIOS

Calgary, Alberta – January 18, 2005 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) is pleased to announce an increase to the Exchange Ratio of the Exchangeable Shares of Enterra Energy Corp. from 1.10534 to 1.11373 and an increase to the Exchange Ratio of Rocky Mountain Acquisition Corp. Exchangeable Shares from 1.02466 to 1.03244.  These increases are effective on January 15, 2005.

The increase in the Exchange Ratio of Enterra Energy Corp. Exchangeable shares is calculated as follows:

Record Date of Enterra Energy Trust Distribution	December 31, 2004
Opening Exchange Ratio	1.10534
Enterra Energy Trust Distribution per Unit	US$ 0.14
Ten Day Weighted Average $US Trading Price of EENC-Q (prior to January 15, 2005)	US$18.44
Increase in Exchange Ratio *	0.00839
Effective Date of the Increase in Exchange Ratio	January 15, 2005
Exchange Ratio as of Effective Date	1.11373

The increase in the Exchange Ratio of Rocky Mountain Acquisition Corp. Exchangeable shares is calculated as follows:

Record Date of Enterra Energy Trust Distribution	December 31, 2004
Opening Exchange Ratio	1.02466
Enterra Energy Trust Distribution per Unit	US$ 0.14
Ten Day Weighted Average $US Trading Price of EENC-Q (prior to January 15, 2005)	US$18.44
Increase in Exchange Ratio *	0.00778
Effective Date of the Increase in Exchange Ratio	January 15, 2005
Exchange Ratio as of Effective Date	1.03244

The increase in the Exchange Ratio is calculated by multiplying the Enterra Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Ten Day Weighted Average US$ Trading Price of EENC-Q.

A holder of Enterra Energy Corp. Exchangeable Shares or Rocky Mountain Acquisition Corp. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G 0P6.

FOR FURTHER INFORMATION PLEASE CONTACT:

Company Contacts:                                                                  Investor Relations Counsel:

Enterra Energy Trust                                                             The Equity Group

Reg Greenslade, President and CEO                                      Linda Latman (212) 836-9609

Telephone (403) 213-2507                                                       www.theequitygroup.com

Fax  (403) 294-1197

Lynn Wiebe, Chief Financial Officer

Telephone (403) 538-3237

Fax  (403) 294-1197

www.enterraenergy.com